                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the Month Ended      Commission file number
                     December 31, 2003        0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                 Form 40-F
                            -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes  _____                     No   X
                                                    -----


     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .


                           Total number of pages is 21

          Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[LETTERHEAD]

                                      MEDIA:               INVESTOR RELATIONS:
                                      Robert Thompson,
                                      Sand Technology      de Jong & Associates,
                                      pr@sand.com          sndt@dejong.org
                                      +(1) 401/882-3538    +(1) 760/943-9065


PRESS RELEASE
                      SAND ANNOUNCES FIRST QUARTER RESULTS

MONTREAL, DECEMBER 9TH, 2003: SAND(TM) Technology Inc. (NASDAQ: SNDT) today reported revenues for the three-month period ended October 31, 2003. In line with expectations disclosed at the investor conference call on November 17th, and the guidance on expected performance provided in our press release of November 18th, the Company reported a loss for the first operating quarter of fiscal year 2004 of ($0.17) per share on revenues of $848,257. Operating costs for the quarter ended October 31, 2003 were 3,195,679, a reduction of 62% over the previous quarter ended July 31, 2003 and a reduction of 63% over the quarter ended October 31, 2002.


 "Though this loss was anticipated, coming as it does following a very profitable 2003 fiscal year, it is disappointing", said Arthur Ritchie, President and Chief Executive Officer of SAND. " As discussed in the last conference call and in the recently distributed 2003 Annual Report, the Company substantially changed its business model at the end of the fourth quarter of 2003. While we are committed to fully executing our new Solution's Partner distribution plan, we will have to live through a transition period before its benefits are fully felt. Despite our partners ability to considerably extend our sales footprint in comparison to mounting our own sales force, there is less control over pipeline management when one sells through third party channels. The result is a displacement in deal flow and revenue recognition."


"An important benefit of moving to a partner-driven distribution model is our ability to displace operating costs which is already apparent in this past quarter", noted Ritchie.


A conference call hosted by Mr. Ritchie will be held on Thursday, December 11, 2003 at 4:00 p.m. (eastern standard time) to discuss SAND's financial results. Investors and other interested parties may participate in the conference call by dialling (416) 695-9706.

For those who cannot participate in the live call, a replay of the conference will be available at www.sand.com after 7:00 p.m. on the day of the conference and run for one month. Listening to the replay of the call requires Windows Media Player and appropriate hardware.

ABOUT SAND TECHNOLOGY (TM)

SAND Technology empowers organizations worldwide with a better understanding of their business through a better understanding of their business data. SAND Analytic Server-based solutions include CRM analytics, web analytics, and other specialized "Business Intelligence" applications for government and security, healthcare, customer relationship (CRM) analytics, supply chain management, inventory and production optimization, financial analysis, and strategic planning.

SAND has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT.

For more information, visit www.sand.com

--------------------------------------------------------------------------------

All Rights Reserved. SAND Technology, Nucleus, Nucleus Server, N: VECTOR, Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus, SAND Online and MPSO are registered trademarks of SAND Technology Inc. and Nucleus Virtual Database (VDB), NUCLEUS POWERED! , Nucleus E!, Nucleus Adviser, SAND Analytic Server, SAND Analytic Warehouse, and Analytics @ the Speed of Business are trademarks of SAND Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and are intended to be subject to the safe harbour protection provided by this Act. Such forward-looking statements are based on reasonable assumptions and current expectations, but involve known and unknown risks and uncertainties. Some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Competitive pressures, availability and cost competitiveness of competing products, timing of significant orders, management of potential growth, risks of new business areas including our new business model, international expansion, decreased demand for computer software and services due to weakening economic conditions and market acceptance of the SAND Nucleus Product Suite are important factors which could cause actual results to differ materially from those projected. More information about factors that potentially could affect SAND's financial results is included in SAND's current Annual Report and in SAND's reports to the Securities and Exchange Commission.

SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)


                                                                            IN CANADIAN DOLLARS
                                                            ------------------------------------------------

                                                              3 MONTHS ENDED                 3 MONTHS ENDED
                                                             OCTOBER 31, 2003               OCTOBER 31, 2002

Revenues                                                         $848,257                      $8,667,381

Cost of Sales and Product Support                               ($389,542)                    ($3,707,848)

Research and Development Costs                                  ($883,647)                      ($909,141)

Amortization of capital assets and acquired
technology                                                       ($56,176)                      ($244,437)

Selling, general and administrative expenses                  ($1,866,314)                    ($3,720,924)

Operating Income (Loss)                                       ($2,347,422)                        $85,031

Interest Income, Net                                             $111,423                         $10,891

Net Income (Loss) earnings                                    ($2,235,999)                        $95,922

Earnings (Loss) per share                                          ($0.17)                          $0.01

Weighted average number of shares
outstanding                                                    13,102,988                      13,209,427

                              SAND TECHNOLOGY INC.


                              MANAGEMENT'S DISCUSSION AND ANALYSIS

                              QUARTERLY REPORT

                              FIRST QUARTER ENDED OCTOBER 31, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS - OCTOBER 31, 2003

         THIS MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED OCTOBER 31, 2003 UNAUDITED CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED STATEMENT OF CASH FLOWS AND NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND'S 2003 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 5 TO 23 OF SAND'S 2003 ANNUAL REPORT.

         CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION AND ANALYSIS ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES REFORM ACT OF 1995 AND ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THIS ACT. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS AND CURRENT EXPECTATIONS, BUT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. SOME ASSUMPTIONS MAY NOT MATERIALIZE AND UNANTICIPATED EVENTS MAY OCCUR WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. COMPETITIVE PRESSURES, AVAILABILITY AND COST COMPETITIVENESS OF COMPETING PRODUCTS, TIMING OF SIGNIFICANT ORDERS, MANAGEMENT OF POTENTIAL GROWTH, RISKS OF NEW BUSINESS AREAS INCLUDING OUR NEW BUSINESS MODEL, INTERNATIONAL EXPANSION, DECREASED DEMAND FOR COMPUTER SOFTWARE AND SERVICES DUE TO WEAKENING ECONOMIC CONDITIONS AND MARKET ACCEPTANCE OF THE SAND ANALYTIC SERVER ARE IMPORTANT FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. MORE INFORMATION ABOUT FACTORS THAT POTENTIALLY COULD AFFECT SAND'S FINANCIAL RESULTS IS INCLUDED IN SAND'S CURRENT ANNUAL REPORT AND IN SAND'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION.

         ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).

OVERVIEW

         At the end of the 2003 fiscal year, SAND sold its ClarityBlue systems integration division in order to focus management attention directly on the development of analytic infrastructure software products, notably the SAND Analytic Server, and on executing a solutions partner driven distribution model for these products.

         Under our revised business model, revenues will consist of license fees for software products and, in some cases, license revenue for software products utilized internally by partners, as well as fees for a range of associated services, including software maintenance and support, training and system implementation consulting. In the absence of Systems Integration revenues related to the ClarityBlue business, it is anticipated that the proportion of revenue from software licenses and royalties will expand more rapidly than that related to service fees during the current fiscal year.

         Our plans to achieve the market presence that will enable profitability will continue to require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products and generally support our expanding operations.

         The purchase of our products often requires significant executive-level investment and system design decisions by our customers. Our product sales cycle is therefore lengthy and the timing of sales is difficult to predict. This will be further enhanced by the less predictable revenue patterns that are traditionally associated with non-direct sales distribution channels.

         Based in part upon our lengthy cycle and the dependency on partners to manage deal flow, we believe that quarterly period-to-period comparisons of our operating results are not meaningful and one should not rely on such comparisons as an indication of our future performance.

RESULTS OF OPERATIONS

FIRST QUARTER OF FISCAL 2004 COMPARED WITH FIRST QUARTER OF FISCAL 2003

Revenue

         Our sales for the first quarter ended October 31, 2003 were $848,257, a decrease of 90% from sales of $8,667,381 for the first quarter ended October 31, 2002.

         Our sales in the first quarter of fiscal 2004 in North America were $251,382, a decrease of 85% from sales of $1,639,564 in the first quarter of fiscal 2003. In Europe, sales in the first quarter of fiscal 2004 were $596,875, a decrease of 92% from sales of $7,027,817 in the first quarter of fiscal 2003.

         The substantial decrease in our revenues for the first quarter of fiscal 2004 is associated primarily with the change in our business model. Last year our Clarity Blue division generated significant revenue associated with its systems integration assignments and also reported license revenue at full sale prices. Under our new model, SAND is not associated with these systems integration revenues. In North America the decrease in revenue stems from caution related to sales and marketing expenses while we fully engage our new partner sales model.

         We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 97-2, which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products and services. Selling, general and administrative expenses decreased by half to $1,866,314 for the first quarter ended October 31, 2003 from $3,720,924 for the first quarter ended October 31, 2002. The decrease is largely attributable to the sale of Clarity Blue.

Research and Development Expenses

         Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing, as well as the cost of materials and equipment used in research and development activities. Research and development expenses decreased by 3% to $883,647 for the first quarter ended October 31, 2003 from $909,141 for the first quarter ended October 31, 2002.

Cost of Sales

         Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, as well as the costs related to system architects who assist clients to implement systems and provide support services. Cost of sales decreased by 89% to $389,542 for the first quarter ended October 31, 2003 from $3,707,848 for the first quarter ended October 31, 2002. This decrease, which reflects the decrease in revenue, is primarily due to reduced costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services and maintenance services. Cost of revenues from services may vary due to the mix of services provided by Sand's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

         The net loss of $2,235,999 in the first quarter ended October 31, 2003 as compared to a net income of $95,922 in the first quarter ended October 31, 2002. This result reflects the transitional nature of the first quarter of fiscal 2004 following the sale of ClarityBlue and the move towards the new distribution model of Sand. We believe that this transition will continue to affect our results during the next quarters.

Liquidity and Capital Resources

         Cash and investments at October 31, 2003 were $17,001,447 given the sale of ClarityBlue compared with $5,765,129 at October 31, 2002. Sand does not have a line of credit with a commercial bank. We believe that we have sufficient internal resources available to fund our expected working capital through fiscal 2004.

                      SAND TECHNOLOGY INC.

                      QUARTERLY REPORT

                      FIRST QUARTER ENDED OCTOBER 31, 2003

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                                    AS AT                As at
                                                                                 OCTOBER 31,           July 31,
                                                                                    2003                 2003
-------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $
                                                                                 (UNAUDITED)           (audited)

ASSETS
Current assets
    Cash & cash equivalents                                                       17,001,447           20,344,426
    Accounts receivable                                                            1,896,169            2,340,868
    Balance of sale receivable                                                       235,676              588,483
    Prepaid expenses                                                                 365,552              203,331
-------------------------------------------------------------------------------------------------------------------
                                                                                  19,498,844           23,477,108

Capital assets (Note 2)                                                              525,009              548,719
-------------------------------------------------------------------------------------------------------------------
                                                                                  20,023,853           24,025,827
-------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                                       1,604,741            2,979,643
    Deferred revenue                                                                 867,538            1,139,609
    Deferred credits                                                                 217,583              224,917
-------------------------------------------------------------------------------------------------------------------
                                                                                   2,689,862            4,344,169
-------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY Common stock (Note 3)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           13,094,227 common shares (13,164,327 as at July 31, 2003)              38,939,896           39,051,564
    Deficit                                                                      (21,605,905)         (19,369,906)
-------------------------------------------------------------------------------------------------------------------
                                                                                  17,333,991           19,681,658
-------------------------------------------------------------------------------------------------------------------
                                                                                  20,023,853           24,025,827
-------------------------------------------------------------------------------------------------------------------

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)

-------------------------------------------------------------------------------------------------------------------
                                                                                  THREE MONTHS         Three months
                                                                                      ENDED                ended
                                                                                   OCTOBER 31,          October 31,
                                                                                      2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                                                                        $                    $

REVENUES                                                                             848,257            8,667,381
-----------------------------------------------------------------------------------------------------------------

Cost of sales and product support                                                   (389,542)          (3,707,848)
Research and development costs                                                      (883,647)            (909,141)
Amortization of capital assets and acquired technology                               (56,176)            (244,437)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                      (1,866,314)          (3,720,924)
------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                          (3,195,679)          (8,582,350)
------------------------------------------------------------------------------------------------------------------

Operating income (loss)                                                           (2,347,422)              85,031
-----------------------------------------------------------------------------------------------------------------

Interest income, net                                                                 111,423               10,891
-------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                 (2,235,999)              95,922

Deficit at beginning of period                                                   (19,369,906)         (29,241,739)
-------------------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                                                         (21,605,905)         (29,145,817)
-------------------------------------------------------------------------------------------------------------------

Basic and diluted earnings (loss) per share                                            (0.17)                0.01
-------------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding                                     13,102,988           13,209,427
-------------------------------------------------------------------------------------------------------------------


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)

-------------------------------------------------------------------------------------------------------------------

                                                                                THREE MONTHS         Three months
                                                                                    ENDED                ended
                                                                                 OCTOBER 31,          October 31,
                                                                                    2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $

OPERATING ACTIVITIES
Net income (loss)                                                                 (2,235,999)              95,922
Items not affecting cash
        Amortization of capital assets and acquired technology                        56,176              244,437
Changes in non-cash operating working capital items (Note 7)                      (1,364,495)            (414,640)
-------------------------------------------------------------------------------------------------------------------
                                                                                  (3,544,318)             (74,281)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of capital assets                                                       (32,466)            (111,267)
-------------------------------------------------------------------------------------------------------------------
                                                                                     (32,466)            (111,267)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Balance of sale receivable                                                       352,807                    -
    Repurchase of common shares                                                     (111,668)                   -
    Deferred credits                                                                  (7,334)              (7,334)
-------------------------------------------------------------------------------------------------------------------
                                                                                     233,805               (7,334)
-------------------------------------------------------------------------------------------------------------------

Decrease in cash and cash equivalents                                             (3,342,979)            (192,882)
Cash & cash equivalents,
    beginning of period                                                           20,344,426            5,958,011
-------------------------------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS,
    END OF PERIOD                                                                 17,001,447            5,765,129
-------------------------------------------------------------------------------------------------------------------


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF PRESENTATION AND USE OF ESTIMATES

        The Corporation follows Canadian generally accepted accounting principles in the preparation of its financial statements. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        These unaudited interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended July 31, 2003.

        BASIS OF CONSOLIDATION

        The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

        REVENUE RECOGNITION

        The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licencing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

        Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

        In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

        Revenues from maintenance services for licences previously sold and implemented are recognized ratably over the terms of the contract.

        Revenue from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include highly liquid investments having maturity dates of up to three months when purchased and are valued at cost, which approximates their fair value.

        INVENTORIES

        Inventories include finished products which are valued at the lower of average cost and net realizable value.


        CAPITAL ASSETS

        Inventories include finished products which are valued at the lower of average cost and net realizable value.

                  Furniture and equipment            5 years straight-line
                  Computer equipment                 3 years straight-line
                  Leasehold Improvements             lesser of straight-line
                                                     over term of lease and
                                                     useful life


        DEFERRED REVENUE

        Deferred revenue represents unearned income associated with support agreements, software license revenues, and service revenues where significant vendor obligations remain.

        FOREIGN EXCHANGE TRANSLATION

        Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at year-end rates. Non-monetary assets and liabilities are translated at historical exchange rates.

        The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary assets are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates for the period, with the exception of depreciation of assets which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

        EARNING PER SHARE

        Per share computations are based on the weighted average number of shares outstanding during the period.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        RESEARCH AND DEVELOPMENT COSTS

        Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.


        RECENT ACCOUNTING CHANGES

        The Canadian Institute of Chartered Accountants (CICA) has issued the following new Handbook Section:

               Handbook Section 3063, "Impairment of Long-lived Assets": effective for years beginning on or after April 1, 2003, this Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061 "Property, Plant and Equipment." The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Impairment loss is measured as the amount by which its carrying amount exceeds its fair value.


         The adoption of this requirement had no significant impact on the interim consolidated financial statements.

         FUTURE ACCOUNTING CHANGES

         In September 2003, the CICA amended Section 3870 Stock-Based Compensation and Other Stock-Based Payments, effective for fiscal years beginning on or after January 1, 2004. The amendments of the section require the adoption of the fair value based method for all stock-based awards and the recognition of an expense in the financial statements. The Corporation is currently evaluating the impact of the adoption of the fair value based method for all stock-based awards and the recognition of an expense in the financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

2.      CAPITAL ASSETS

                                                        October 31, 2003                             July 31, 2003
                                   -----------------------------------------------------------    -----------------
                                                           Accumulated            Net Book             Net Book
                                         Cost             Depreciation              Value                Value
                                           $                    $                     $                    $
        Furniture and equipment         341,970              281,759               60,211               61,967
        Computer equipment              396,720              142,076              254,644              269,241
        Leasehold improvements          287,610               77,456              210,154              217,511
-------------------------------------------------------------------------------------------------------------------
                                      1,026,300              501,291              525,009              548,719
-------------------------------------------------------------------------------------------------------------------



3.      COMMON STOCK

        AUTHORIZED

        Unlimited number of Class "A" common shares without par value.


        SHARE REPURCHASE PROGRAM

        On October 15, 2002, the Corporation announced that its Board of Directors has authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class "A" common shares from October 23, 2002 to October 23, 2003. The Corporation repurchased 115,200 Class "A" common shares for $166,703 under this program.


        STOCK OPTION PLANS

        The company has two stock option plans. Under the 1996 Stock Incentive Plan, the Company may grant options to its regular full-time employees and those of its subsidiaries for up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Company may grant options to its regular full-time employees, directors and those of its subsidiaries for up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Company's shares on the Nasdaq National Market System on the day prior to the date of grant, options vest rateably over a five year period and option's maximum term is 10 years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

3.     COMMON STOCK (CONTINUED)

        Activity in the stock option plans for the three months period ended October 31, 2003 and fiscal 2003 was as follows:

                                             THREE MONTHS ENDED
                                              OCTOBER 31, 2003                 July 31, 2003
                                         ---------------------------     --------------------------
                                                         WEIGHTED                       Weighted
                                                         AVERAGE                        average
                                           OPTIONS       EXERCISE          Options      exercise
                                            (000)         PRICE             (000)        Price
                                         ------------- -------------     ------------ -------------
                                              #            $US                #           $US

       Outstanding,
       beginning of period                      1,247          2.41              849          3.52
           Granted                                 33          1.79              571          1.28
           Exercised                                -             -                -             -
           Forfeited                               11          5.45              173          4.08
                                            ----------    ----------        ---------    ----------

       Outstanding,
       End of period                            1,269          2.37            1,247          2.41
                                            ==========    ==========     ============    ==========
       Options exercisable
       at end of period                           415          3.09              411          3.09
                                            ==========    ==========     ============    ==========


         The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of October 31, 2003:

                                                Options outstanding                 Options exercisable
                                       --------------------------------------    ---------------------------
                                                    Weighted
                                                     average      Weighted                       Weighted
                                                    remaining     average                        average
         Ranges of exercise prices      Options       life        exercise         Options       exercise
         ($US)                           (000)       (years)       price            (000)         price
                                       ----------- ------------ -------------    ------------- -------------
                                           #                        $US               #            $US
         Lesser than 1.00                     160         2.72          0.69              160          0.69
         1.00 to 1.99                         672         9.04          1.05               26          1.21
         3.00 to 3.99                          20         2.72          3.38               20          3.38
         4.00 to 4.99                          48         4.20          4.40               48          4.40
         5.00 to 5.99                         336         7.47          5.07              137          5.15
         6.00 to 6.99                          29         5.77          6.37               21          6.36
         7.00 to 7.99                           4         5.09          7.00                3          7.00
                                       ----------- ------------ -------------    ------------- -------------
                                            1,269         7.46          2.37              415          3.09

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

3.     COMMON STOCK (CONTINUED)

       For the three months ended October 31, 2003, there would not have been any pro forma adjustments had the Corporation determined compensation cost based on the fair values at grant dates of the stock options, consistent with the method recommended under CICA Handbook Section 3870.

4.     INCOME TAXES

       There was no interest or income tax accrued during the three-month period ended October 31, 2003.

5.     SEGMENTED INFORMATION

       The Corporation is considered to have only one business segment.

       The Corporation has two geographic reportable segments commencing with the 1999 fiscal year. Both the North American and European segments distribute a full range of Nucleus Exploration series of products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on earnings before income taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.


       As at and for the three months ended October 31,

      ------------------------------------ -------------------------------------- -----------------------------------
                                                       North America                            Europe
      ------------------------------------ -------------------------------------- -----------------------------------
      2003
      Net sales                                               251,382                              596,875
      (Loss) before income taxes                           (1,544,554)                            (691,445)
      Identifiable assets                                  17,631,423                            2,392,430

      ------------------------------------ -------------------------------------- -----------------------------------
      2002
      Net sales                                             1,639,564                            7,027,817
      (Loss) earnings before income taxes                  (1,041,551)                           1,137,473
      Identifiable assets                                   5,086,778                           12,885,532

      ------------------------------------ -------------------------------------- -----------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

6.      FINANCIAL INSTRUMENTS

        FAIR VALUE OF FINANCIAL INSTRUMENTS

        As at October 31, 2003, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

        The Corporation does not hold or issue financial instruments for trading purposes.

        CREDIT RISK

        The Corporation's exposure to credit risk is equal to the carrying amount of its financial assets.

        CURRENCY RISK

        The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

7.      CHANGES IN NON-CASH OPERATING
        WORKING CAPITAL ITEMS

                                                                                THREE MONTHS         Three months
                                                                                    ENDED                ended
                                                                                 OCTOBER 31,          October 31,
                                                                                    2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $

        Accounts receivable                                                          444,699           (2,468,783)
        Inventories                                                                        -              157,516
        Prepaid expenses                                                            (162,221)            (459,297)
        Deferred revenue                                                            (272,071)             163,119
        Accounts payable and accrued liabilities                                  (1,374,902)           2,192,805
-------------------------------------------------------------------------------------------------------------------

        Changes in non-cash operating working capital items                       (1,364,495)            (414,640)
-------------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

8.      COMPARATIVE FIGURES

        Certain figures for prior periods have been reclassified in order to conform to the presentation adopted in the current period.

                              SAND TECHNOLOGY INC.







                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 SAND TECHNOLOGY INC.



December 9, 2003                 (s) Arthur Ritchie
                                 -----------------------------------------
                                 Arthur Ritchie
                                 Chairman of the Board, President
                                 and Chief Executive Officer